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                  (Letterhead of LaSalle Re Holdings Limited)

NEWS RELEASE

FOR IMMEDIATE RELEASE                     CONTACTS: Andrew Cook
                                                    Chief Financial Officer

                                                    Diane Newman
                                                    Investor Relations Manager

                                          TEL:      (441) 292-3339

                  LASALLE RE HOLDINGS ANNOUNCES FINAL RESULTS
                   OF ITS "DUTCH AUCTION" SELF-TENDER OFFER

  HAMILTON, BERMUDA, May 6, 1997, LaSalle Re Holdings Limited (NYSE:LSH) announced today the final results of its Dutch auction self-tender offer which expired Friday, April 25, 1997 at 12:00 midnight, New York City time. The company had announced the preliminary results of the offer on April 28, 1997.

  A total of 9,733,297 common shares and common share equivalents were tendered in the offer, at prices ranging from $27.00 to $30.00. Of the shares tendered, 5,508,314 were tendered at a price of $27.00 per share. In accordance with the offer, the company will purchase 3,703,703 shares of its stock at a price of $27.00 per share. The final proration factor for the shares tendered at $27.00 per share, other than shares tendered by odd lot holders, is approximately 67.24%.

  The depositary for the offer will promptly issue payment for the shares accepted under the offer and return all shares not accepted. After purchasing such shares for cancellation pursuant to the offer, the company will have approximately 21,864,183 common shares and common share equivalents outstanding.

  On Friday, March 28, 1997, the company announced and commenced its offer to purchase, at a price range of $27.00 to $30.00 per share, up to 3,703,703 of its outstanding common shares, or approximately 22% of its then outstanding shares (approximately 45% of the publicly held shares), and approximately 15% of the aggregate of its (i) shares outstanding, (ii) shares reserved for issuance upon exercise of exercisable options thereon, (iii) shares reserved for the exchange of the exchangeable non-voting shares, and (iv) shares reserved for issuance upon exercise of options on the exchangeable non-voting shares.

  LaSalle Re Holdings Limited, through its operating company, LaSalle Re Limited, writes high severity, low frequency reinsurance, primarily property catastrophe reinsurance, on a worldwide basis.